UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated October 29, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Sibanye Gold Limited
Reg. 2002/031431/06

Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel   +27 11 278 9600
Fax   +27 11 278 9863

MEDIA RELEASE:

SIBANYE GOLD REPORTS RECORD QUARTERLY PRODUCTION AND MAINTAINS ANNUAL GUIDANCE

Salient features for the quarter ended 30 September 2014.

- Record gold production of 13,210kg (424,700oz)
- Operating profit of R1.78 billion (US$167 million)
- All-in sustaining costs of R384,777/kg (US$1,116/oz)

Westonaria, 28 October 2014: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) reported record gold production 13,210kg (424,700oz) for the September 2014 quarter, 10% higher than during comparable quarter in 2013, resulting in an operating profit of R1,784 million (US$166.6 million). This was primarily due to a solid performance from its Kloof, Driefontein and Beatrix underground operations and the inclusion of a full quarter's production from the Cooke Operations for the first time.

The Group continues to invest in its future, with a significant increase in ore reserve development year-on-year. The quarter also saw significant cost increases, as a consequence of the 2014 annual wage increases which were implemented from July, and the higher winter power tariff. These above inflation cost increases, resulted in All-in sustaining cost increasing by 6% from the previous quarter to R384,777/kg (US$1,116/oz).

Neal Froneman, CEO of Sibanye, commenting on the September 2014 quarter said: "Sibanye is well on track to deliver on annual guidance. Although we had a solid quarter from the majority of our operations we have seen our margins decrease to 11% during this quarter as we have incurred both winter electricity price tariffs and the 2014 annual wage increases. The management team will, as it has in the past, work out these above inflation cost increases over time. Sibanye's operating profit remained steady at R1,784 million (US$166.6 million) for the quarter, and will continue to underpin the company's benchmark dividend policy".

Forecast production for the year ending 31 December 2014 remains unchanged at 50,000kg (1.61Moz). Total cash cost is forecast at approximately R295,000/kg (US$850/oz), All-in sustaining cost R372,000/kg (US$1,070/oz) and All-in cost at R380,000/kg (US$1,095/oz).

Contact

James Wellsted
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

www.sibanyegold.co.za



WESTONARIA 28 October 2014: Sibanye Gold Limited ("Sibanye" or the "Group") (JSE: SGL & NYSE: SBGL) operating update for the quarter ended 30 September 2014. Full financial and operating results are provided on a six-monthly basis.

Salient features for the quarter ended 30 September 2014

- Record gold production of 13,210kg (424,700oz)
- Operating profit of R1.78 billion (US$167 million)
- All-in sustaining costs of R384,777/kg (US$1,116/oz)

United States Dollars			Key Statistics			South African Rand		
Quarter ended						Quarter ended		
Sept 2013	Jun 2014	Sept 2014				Sept 2014	Jun 2014	Sept 2013
387.8	379.5	**424.7**	000'oz	Gold produced	kg	**13,210**	11,805	12,061
3,610	4,342	**5,051**	000ton	Ore milled	000ton	**5,051**	4,342	3,610
86	74	**75**	$/ton	Operating cost	R/ton	**803**	782	862
203.4	165.5	**166.6**	$m	Operating profit	Rm	**1,784.7**	1,744.6	2,015.8
39	34	**31**	%	Operating margin	%	**31**	34	39
817	863	**908**	$/oz	Total cash cost	R/kg	**312,922**	292,308	262,142
70.4	68.8	**78.5**	$m	Capital expenditure	Rm	**840.3**	726.9	705.5
1,042	1,074	**1,116**	$/oz	All-in sustaining cost	R/kg	**384,777**	363,736	334,425
1,059	1,092	**1,138**	$/oz	All-in cost	R/kg	**392,339**	369,716	339,847
20	15	**11**	%	All-in cost margin	%	**11**	15	20

Average gold price received: US$1,283/oz. Average exchange rate: R10.72/US$ for the quarter ended 30 September 2014.

OVERVIEW AND UPDATE

Operating summary

Group gold production increased by 10% in the September 2014 quarter to a record 13,210kg (424,700oz), compared with 12,061kg (387,800oz) for the comparable quarter in 2013. This was primarily due to a solid performance from the Kloof, Beatrix and Driefontein underground operations and the inclusion of a full quarter's production from the Cooke Operations for the first time after the Cooke transaction was concluded in May 2014.   For the nine months ended 30 September 2014, Group gold production of 35,353kg (1,136,600oz) remains consistent with the annual forecast, and 9% ahead of that achieved for the equivalent period in 2013.

Gold production from the underground operations was in line with plan, increasing by 9% to 12,173kg (391,400oz), with underground production returning to planned levels during the quarter, following a series of safety related stoppages in July. The build-up to full production by mid-2015 at the Cooke underground operations continued through the September quarter, with volumes and production from the Cooke 1, 2 and 3 operations consistent with plan. Output at Cooke 4 has fallen behind, and, despite the production build-up, the shaft continues to operate at a loss. As a result, a Section 189 notice was issued to the trade unions and employees on 12 September 2014.   The Section 189 process involves a 60 day consultation period with trade unions and affected employees, during which the parties will attempt to cooperatively address the productivity and profitability shortfall issues at the operation.

Gold production from the surface operations was 10% higher year-on-year at 1,037kg (33,300oz), but was significantly behind plan. Since commissioning, the Python plant at Kloof has struggled to meet the required levels of throughput and was stopped in July. Metallurgical recoveries of surface rock dump material at Driefontein was lower than anticipated during the quarter and resulted in 93kg (2,990oz) less production than planned from the Driefontein surface plants.   Recoveries have been consistently improving during the fourth quarter to date. This volume increase will result in further unit cost reductions at Cooke and, as gold production increases, a decline in Total cash and All-in costs.

The quarter saw significant cost increases, as a consequence of the 2014 annual wage increases, which were implemented from July and the higher winter power tariff. These above inflation increases, coupled with a significant increase in planned ore reserve development, resulted in All-in sustaining costs increasing by 15% to R384,777/kg (US$1,116/oz). The Group will, as it has in the past, work out these above inflation cost increases over time. The focus on cost control within the Group is evident in the 7% decrease in unit costs to R803/ton from the same period in 2013. The build up to full production in mid-2015, from the uranium by-product areas at the Cooke Operations continues. An increase in volumes from the uranium by-product areas will result in further unit cost reductions at these operations and, as gold production increases, a decline in Total cash and All-in costs.

The Group continues to invest in its future, with a significant increase in ore reserve development year-on-year.   On-reef development increased by 33% to 3,962m at the core operations of Kloof Driefontein and Beatrix. Total on-reef development including the Cooke operations amounted to 5,624m. Primary development increased by 7% at the core operations to 14,577m and to a total of 18,279m including the Cooke Operations. The increase in on-reef development, which is expensed, resulted in an increase in Total cash cost, while higher primary development, which is capitalised, is reflected in the 19% increase in capital expenditure to R840 million (US$79 million), and a resultant 15% increase in the All-in sustaining cost as discussed above.

Cash operating profit remained steady at R1,785 million (US$167 million) for the quarter, and will continue to underpin the company's benchmark dividend policy.

Safety

Regrettably, there were four fatal accidents during the September 2014 quarter: two at the Beatrix Operations and one at the Cooke 4 mine in July and one at the Beatrix Operations in September. Of necessity senior management has intervened at these operations and a dedicated CEO led team is providing guidance and assistance in order to address the issues. The safety performance has substantially improved since July, with the Driefontein and Kloof Operations reporting fatal free quarters. The safety performance at the Driefontein Operations in particular has been very encouraging, with a 39% improvement in the injury frequency rate for the quarter (10.76 in the June 2014 quarter vs 6.60 in the September 2014 quarter). The Driefontein Operations were recently recognised for sustained safety improvements at all of its Mining Units at the MineSafe Conference in August 2014, with the Driefontein mining unit 4 achieving first place in the Gold Mining category.

Outlook

Forecast production for the year ending 31 December 2014 remains unchanged at 50,000kg (1.61Moz). Total cash cost is forecast at approximately R295,000/kg (US$850/oz), All-in sustaining cost at R372,000/kg (US$1,070/oz) and All-in cost at R380,000/kg (US$1,095/oz). These estimates for 2014 are based on an average annual exchange rate of R10.80/US$ and include the Cooke Operations from June 2014.

28 October 2014
Neal Froneman
Chief Executive Officer

SALIENT FEATURES AND COST BENCHMARKS

Salient features and cost benchmarks for the quarters ended 30 September 2014, 30 June 2014 and 30 September 2013

			Total			Driefontein		Kloof		Beatrix		Cooke	
			Group	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface
Operating results													
Tons milled/treated	000'ton	**Sept 2014**	**5,051**	**2,228**	**2,823**	**697**	**732**	**495**	**573**	**657**	**438**	**379**	**1,080**
		Jun 2014	4,342	1,890	2,452	626	713	495	832	646	495	123	412
		Sept 2013	3,610	1,785	1,825	659	764	485	619	641	442	-	-
Yield	g/t	**Sept 2014**	**2.62**	**5.46**	**0.37**	**6.40**	**0.44**	**7.68**	**0.54**	**3.74**	**0.39**	**3.76**	**0.22**
		Jun 2014	2.72	5.71	0.41	6.38	0.44	7.86	0.51	3.64	0.38	4.54	0.22
		Sept 2013	3.34	6.23	0.52	7.41	0.54	7.60	0.58	3.98	0.38	-	-
Gold produced/sold	kg	**Sept 2014**	**13,210**	**12,173**	**1,037**	**4,464**	**323**	**3,800**	**308**	**2,454**	**170**	**1,455**	**236**
		Jun 2014	11,805	10,795	1,010	3,993	317	3,889	423	2,354	186	559	84
		Sept 2013	12,061	11,121	940	4,882	416	3,686	358	2,553	166	-	-
	000'oz	**Sept 2014**	**424.7**	**391.4**	**33.3**	**143.5**	**10.4**	**122.2**	**9.9**	**78.9**	**5.5**	**46.8**	**7.6**
		Jun 2014	379.5	347.1	32.4	128.4	10.2	125.0	13.6	75.7	6.0	18.0	2.7
		Sept 2013	387.8	357.5	30.2	157.0	13.4	118.5	11.5	82.1	5.3	-	-
Operating cost	R/ton	**Sept 2014**	**803**	**1,652**	**133**	**1,684**	**178**	**2,186**	**186**	**1,201**	**83**	**1,668**	**99**
		Jun 2014	782	1,631	127	1,769	170	2,017	142	1,192	76	1,683	83
		Sept 2013	862	1,600	140	1,729	162	2,023	153	1,146	85	-	-
Total cash cost	R/kg	**Sept 2014**	**312,922**			**279,110**		**296,860**		**318,407**		**439,030**	
		Jun 2014	292,308			290,023		265,074		320,945		377,138	
		Sept 2013	262,142			244,772		268,027		287,238		-	
	US$/oz	**Sept 2014**	**908**			**810**		**861**		**924**		**1,274**	
		Jun 2014	863			857		783		948		1,098	
		Sept 2013	817			763		835		895		-	
Operating margin	%	**Sept 2014**	**31**	**32**	**17**	**41**	**9**	**36**	**22**	**27**	**51**	**-**	**7**
		Jun 2014	34	34	29	36	12	41	36	25	53	15	7
		Sept 2013	39	40	36	45	30	37	38	32	47	-	-
All-in sustaining cost	R/kg	**Sept 2014**	**384,777**			**353,499**		**378,311**		**379,878**		**497,575**	
		Jun 2014	363,736			362,158		342,579		385,354		430,793	
		Sept 2013	334,425			311,099		362,834		337,624		-	
	US$/oz	**Sept 2014**	**1,116**			**1,026**		**1,098**		**1,102**		**1,444**	
		Jun 2014	1,074			1,070		1,012		1,138		1,255	
		Sept 2013	1,042			970		1,131		1,052		-	
All-in cost	R/kg	**Sept 2014**	**392,339**			**353,499**		**378,311**		**379,878**		**497,575**	
		Jun 2014	369,716			362,158		342,579		385,354		430,793	
		Sept 2013	339,847			311,099		362,834		337,624		-	
	US$/oz	**Sept 2014**	**1,138**			**1,026**		**1,098**		**1,102**		**1,444**	
		Jun 2014	1,092			1,070		1,012		1,138		1,255	
		Sept 2013	1,059			970		1,131		1,052		-	
All-in cost margin	%	**Sept 2014**	**11**			**20**		**15**		**14**		**(13)**	
		Jun 2014	15			17		21		12		2	
		Sept 2013	20			27		15		21		-	
Total capital expenditure*	R'mil	**Sept 2014**	**840.3**			**303.2**		**290.3**		**130.9**		**85.4**	
		Jun 2014	726.9			265.6		292.9		135.8		29.6	
		Sept 2013	705.5			273.0		328.5		98.7		-	
-Ore reserve development	R'mil	**Sept 2014**	**564.1**			**172.2**		**223.5**		**115.0**		**53.4**	
		Jun 2014	522.7			171.1		226.2		112.6		12.8	
		Sept 2013	458.9			184.6		206.5		67.8		-	
-Sustaining capital	R'mil	**Sept 2014**	**276.2**			**131.0**		**66.8**		**15.9**		**32.0**	
		Jun 2014	204.2			94.5		66.7		23.2		16.8	
		Sept 2013	246.6			88.4		122.0		30.9		-	
Total capital expenditure*	US$'mil	**Sept 2014**	**78.5**			**28.3**		**27.1**		**12.2**		**8.0**	
		Jun 2014	68.8			25.2		27.7		12.8		2.8	
		Sept 2013	70.4			27.5		32.8		9.6		-	

Average exchange rates for the quarter's ended 30 September 2014, 30 June 2014 and 30 September 2013 were R10.72/US$, R10.53/US$ and R9.98/US$, respectively.

Figures may not add as they are rounded independently.

* Included in total Group capital expenditure is Corporate expenditure of R30.5 million (US$2.9m), R3.0 million (US$0.3m) and R5.3 million (US$0.5m) for the quarter's ended 30 September 2014, 30 June 2014 and 30 September 2013, respectively. Included in Corporate capital expenditure for the September 2014 quarter are the capitalised costs at Burnstone of R25.0 million (US$2.3m).

REVIEW OF OPERATIONS

Quarter ended 30 September 2014 compared with the quarter ended 30 September 2013 (except for the Cooke Operations which compare successive quarters)

Underground Operations

Driefontein

Gold production decreased by 9% to 4,464kg (143,500oz), primarily due to a normalisation in underground yields from a high baseline in September 2013, with the average on-reef yield decreasing from 8.1g/t to 7.8g/t. Underground reef treated, decreased by 4% in-line with plan.

Total throughput increased by 6% to 697,000 tons however, following a decision to send all mined lower grade material directly to mill, partly offsetting the reduction in the underground on-reef yield and reef tonnage treated. As a result of this increase in tonnage, the unit cost of underground ore milled was 3% lower at R1,684/ton.

Main development increased by 4% to 4,892 metres and on-reef development of 1,244 metres was 22% higher year-on-year. Most of the increase in main on-reef development was at the relatively lower grade 8 shaft, resulting in a 12% decrease in the average development values to 1,359cm.g/t.

Operating costs increased by 3% to R1,174 million (US$110 million) in line with the increase in volumes mined and milled as well as the increase in development. Cost saving initiatives, including a further reduction in employees, largely offset the inflationary impact of the annual wage increases and increased winter electricity tariffs.

Operating profit decreased by 14% to R800 million (US$75 million) as a result of the lower production and the increase in costs. The operating margin decreased to 41% from 45% for the comparative period in 2013.

Capital expenditure decreased by 6% to R249 million (US$23 million), largely due to the relative increase in on-reef development, the costs of which are expensed. Capital was predominantly spent on ore reserve development ("ORD"), stabilisation of the shaft barrel at Ya Rona shaft and development of level 15 at Hlanganani shaft.

Kloof

Gold production increased by 3% to 3,800kg (122,200oz) due to an improvement in volumes mined and an improvement in the quality of mining.

Ore milled increased by 2% to 495,000 tons and the average yield increased by 1% to 7.7g/t due to an improvement in mining quality factors, with a 2% reduction in overall stoping width, an 11% improvement in total cleaning and a 6% improvement in the mine call factor ("MCF"). An increase in activity related operating unit costs however, resulted in the cost per ton milled increasing by 8% to R2,186/ton.

Main development increased by 3% to 4,661 metres mostly due to a planned ramp-up at 8 shaft. On-reef development increased by 6% to 969 metres. The average development value decreased by 29% to 1,435cm.g/t as a result of an increase in reef development in delineated payable areas.

Operating costs increased by 10% to R1,082 million (US$101 million), driven by an increase in stoping and development volumes, agreed increases in wages, and the winter tariff electricity rates.

Operating profit, increased by 3% to R598 million (US$59 million). The operating margin remained stable at 36%.

Capital expenditure at R287 million (US$27 million), was 6% lower than in 2013. The September 2013 quarter included expenditure on the 4 shaft recapitalization project. Capital in the September 2014 quarter was mainly spent on ORD, critical spares and general equipment upgrades.

Beatrix

Gold production decreased by 4% to 2,454kg (78,900oz). This was primarily due to safety stoppages relating to the three fatal accidents during the quarter and a 4% decrease in the average underground on-reef yield to 4.5g/t, excluding the effect of additional low grade material processed.

As a result of a decision to directly process lower grade material rather than stockpile it on surface, ore milled increased by 2% to 657,000 tons. This decision was motivated by a number of studies, which amongst others, forecast future cost savings in terms of ore handling when treating surface rock dumps. Year-on-year, unit costs increased by 5% to R1,201/ton.

Main development increased by 14% to 5,024 metres, with on-reef development increasing by 68% to 1,749 metres. These increases were across all the sections but predominantly at Beatrix West Section due to resumption of development which was suspended after the fire in February last year. The average development value increased to 1,043cm.g/t from 684cm.g/t due to focused development in higher grade areas in order to improve the mining mix and enhance flexibility.

Operating costs increased by 7% to R789 million (US$74 million) due to the increase in on-reef development which is expensed rather than capitalised, the annual increase in wages and the higher winter electricity tariffs.

Operating profit decreased by 17% to R293 million (US$27 million) as a result of the decrease in gold production and increase in operating costs. The operating margin decreased to 27% from 32% for the September 2013 quarter.

Capital expenditure increased by 33% to R130 million (US$12 million) predominantly due to the resumption of ORD at Beatrix West Section.

Cooke

Gold production of 1,455kg (46,800/oz) is consistent with the planned production build-up and was despite the adverse effect of a safety stoppage as a result of a fatal accident at Cooke 4 shaft during the quarter. Throughput was also affected by excessive mill downtime at Harmony's Doornkop processing plant, resulting in an increase in stockpiled unprocessed ore. Some ore was diverted to the Ezulwini facility in an attempt to offset this.

Despite the downtime at the Doornkop plant, production ramp-up from the gold and uranium by-product areas continued, resulting in underground ore milled of 379,000 tons. The underground yield declined by 17% to 3.8 g/t as a result of the relative increase in mining lower grade uranium by-product material.

Uranium production for the quarter, which is still in a build-up phase, was 25,721kg (56,705lbs). This was produced at a direct cost of US$34/lb. Uranium was not sold but was treated as a credit to cost.

Main development increased by 13% to 3,702 metres and on-reef development by 4% to 1,662 metres. The average development value, decreased by 6% to 831cm.g/t due to a relative increase in development in the uranium by-product areas.

Unit operating costs at R1,668/ton will continue to decline during the build up to full production in mid-2015.

REVIEW OF OPERATIONS

Capital expenditure of R85 million was similar to the previous quarter with the majority expended on ORD.

Surface Operations

Driefontein

Gold production decreased by 22% to 323kg (10,400oz) mainly as a result of a decline in the average yield due to variability of grade from the rock dumps and short term metallurgical issues which impacted on recoveries. Tons processed were marginally lower at 732,000 tons.

Operating cost was 10% higher at R178/ton, largely due to annual wage increases.

Capital expenditure of R54 million increased significantly due to the construction of the new leach tanks and CIL circuit at Driefontein 2 plant.

Kloof

Gold production decreased by 14% to 308kg (9,900oz) mainly due to the decision to cease operation of the Python plant in July 2014. Tons processed decreased by 7% to 573,000 tons. The yield decreased marginally to 0.54g/t.

Operating cost increased by 22% to R186/ton due to lower volumes processed, higher reagent cost – mainly cyanide and lime – as well as annual wage increases.

Capital expenditure for the quarter amounted to R3 million.

Beatrix

Production of 170kg (5,500oz) was marginally higher than for the September 2013 quarter, with processed volumes flat at 438,000 tons and the average yield slightly higher. Operating cost was likewise similar at R83/ton. Surface material is treated on demand at the Beatrix plants to supplement the underground reef production.

Capital expenditure on the surface operations at Beatrix was minimal.

Cooke

Production was essentially unchanged compared with the June 2014 quarter. Tons processed of 1.08 million tons at a yield of 0.22g/t, produced 236kg (7,600oz) of gold. Operating cost was similar at R99/ton, with improved reagent consumptions and lower contractor costs offsetting higher electricity tariffs and wage increases.

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

Driefontein		Quarter ended 30 Sept 2014			Quarter ended 30 June 2014			Nine months to 30 Sept 2014		
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Total advanced	(m)	2,749	884	1,259	2,505	941	1,069	7,376	2,488	2,975
Advanced on reef	(m)	477	422	345	426	408	233	1,331	990	666
Channel width	(cm)	114	28	58	118	44	50	111	37	55
Average value	(g/t)	17.6	19.1	25.4	15.2	13.3	32.6	17.7	15.2	30.1
	(cm.g/t)	2,002	539	1,472	1,791	586	1,629	1,962	562	1,663

Kloof		Quarter ended 30 Sept 2014				Quarter ended 30 June 2014				Nine months to 30 Sept 2014			
	Reef	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon
Total advanced	(m)	3,026	626	947	62	3,162	574	902	96	9,001	1,737	2,679	294
Advanced on reef	(m)	470	214	238	47	473	140	232	86	1,497	496	638	263
Channel width	(cm)	127	159	77	173	114	145	77	51	120	158	73	88
Average value	(g/t)	16.7	5.4	13.4	3.4	21.4	10.2	12.2	9.3	18.7	9.9	12.9	5.1
	(cm.g/t)	2,116	855	1,031	590	2,450	1,482	939	486	2,255	1,565	951	446

Beatrix		Quarter ended 30 Sept 2014		Quarter ended 30 June 2014		Nine months to 30 Sept 2014	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Total advanced	(m)	3,996	1,028	4,306	994	11,418	2,425
Advanced on reef	(m)	1,451	298	1,412	343	3,671	870
Channel width	(cm)	103	129	116	130	112	133
Average value	(g/t)	8.9	12.5	7.3	14.2	7.7	12.5
	(cm.g/t)	924	1,621	840	1,828	856	1,665

Cooke		Quarter ended 30 Sept 2014				Month ended 30 June 2014				Four months to 30 Sept 2014			
	Reef	VCR	Elsburg Reefs	Elsburg Massive	Kimberly Reefs	VCR	Elsburg Reefs	Elsburg Massive	Kimberly Reefs	VCR	Elsburg Reefs	Elsburg Massive	Kimberly Reefs
Total advanced	(m)	521	2,882	20	279	180	959	11	117	701	3,841	31	395
Advanced on reef	(m)	194	1,288	20	160	65	546	11	61	259	1,834	31	221
Channel width	(cm)	66	120	232	92	97	144	233	265	7.4	127	232	140
Average value	(g/t)	7.9	5.5	11.2	6.1	5.5	8.0	7.2	7.2	7.1	6.4	9.8	6.7
	(cm.g/t)	524	665	2,596	555	530	1,160	1,689	1,909	526	811	2,285	929

ADMINISTRATION AND CORPORATE INFORMATION

Investor Enquiries
James Wellsted
Head of Investor Relations
Sibanye Gold Limited
Tel: +27 83 453 4014
    +27 11 278 9656
james.wellsted@sibanyegold.co.za

Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za

Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa

Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863

Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951

Listings
JSE : SGL
NYSE : SBGL

Website
www.sibanyegold.co.za

Directors:
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan*
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Zola Skweyiya*
Susan van der Merwe*
Jerry Vilakazi*
Cain Farrel (Company
Secretary)
*Independent Non-Executive
#Non-Executive

JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)

**American Depository
Receipts Transfer Agent**
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com

**Office of the United Kingdom
Secretaries
London**
St James's Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

**Transfer Secretaries
United Kingdom**
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
 [calls cost 10p a minute plus
 network extras, lines are open
 8.30am – 5pm Mon-Fri] or
 [from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail:
ssd@capitaregistrars.com

**Transfer Secretaries
South Africa**
Computershare Investor
Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

FORWARD LOOKING STATEMENTS

www.sibanyegold.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: October 29, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer